

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Via E-mail
William S. Marth
President and Chief Executive Officer
Albany Molecular Research, Inc.
25 Corporate Circle
Albany, New York 12203

> **Re: Albany Molecular Research, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2015**
> **File No. 001-35622**

Dear Mr. Marth:

We have limited our review of your preliminary proxy statement to the issue addressed in our comment. Please respond to this letter by amending your filing as requested. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to your preliminary proxy statement and the information you provide in response to this comment, we may have additional comments.

Proposal 5
Proposed Amendment to Restated Certificate of Incorporation to Increase the Authorized Shares of Common Stock, page 25

1. We note your statement that there are currently no plans, arrangements, commitments or understandings with respect to the issuance of any shares of preferred stock. Please amend this proposal to either include a comparable statement relating to the additional shares of common stock that will result from adoption of this proposal or, if you have any plans, arrangements, etc. for those shares, describe them in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (2020 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director